NATHAN W. DRAGE, P.C.
                           A Professional Corporation
                                 ATTORNEY AT LAW
                         Licensed in Utah and California
                               4766 Holladay Blvd.
                              Holladay, Utah 84117
                    Telephone (801)273-9300 Fax (801)273-9314

                                                     October 17, 2007


VIA Fax 202-772-9368
United States Securities
  and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549-0405

         Re: Matrix Energy Services Corporation

Dear Mr. Schwall:

         We have received your letter dated October 12, 2007 and in response to your specifically numbered paragraphs, we provide the following:

1. Additional language has been added regarding the rights of eliminated shareholders and that eliminated shareholders will receive no compensation.

2. The statement that the rights of existing shareholders will not be altered has been revised.


         We hope the foregoing information and changes to the Company's filing is sufficient to proceed with mailing to the shareholders. If you have any further questions or comments, please do not hesitate to contact my office.

                                        Sincerely,

                                        /s/ Nathan W. Drage

                                        Nathan W. Drage, Esq.

                 Statement of Matrix Energy Services Corporation

         Matrix Energy Services Corporation ("the Company") acknowledges and affirms:

         1. That it is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to Schedule 14C;

         2. Comments by the staff ("Staff") of the Securities and Exchange Commission Staff ("the Commission"), or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company's filing; and

         3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         October 17, 2007.

                                  Matrix Energy Services Corporation


                                  /s/ James Anderson
                                 James Anderson